Exhibit 99.3

SEABRIDGE GOLD INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED
DECEMBER 31, 2011

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.  Financial statements include certain amounts based on estimates and judgments. When an alternative method exists under IFRS, management has chosen that which it deems most appropriate in the circumstances in order to ensure that the consolidated financial statements are presented fairly, in all material respects, in accordance with IFRS.

The Company maintains adequate systems of internal accounting and administrative controls.  Such systems are designed to provide reasonable assurance that transactions are properly authorized and recorded, the Company’s assets are appropriately accounted for and adequately safeguarded and that the financial information is relevant and reliable.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management’s discussion and analysis.  The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors.  The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that each party is properly discharging its responsibilities.  The Audit Committee also reviews the consolidated financial statements, management’s discussion and analysis, the external auditors’ report, examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders.  KPMG LLP, the external auditors, have full and free access to the Audit Committee.

Rudi P. Fronk President & CEO March 29, 2012	Christopher J. Reynolds Vice President, Finance and Chief Financial Officer March 29, 2012

KPMG LLP Chartered Accountants Bay Adelaide Centre 333 Bay Street Suite 4600 Toronto ON M5H 2S5	Telephone Fax Internet	(416) 777-8500 (416) 777-8818 www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholdersof Seabridge Gold Inc.

We have audited the accompanying consolidated financial statements of Seabridge Gold Inc., which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidatedfinancial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Seabridge Gold Inc. as at December 31, 2011, December 31, 2010 and January 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 29, 2011

SEABRIDGE GOLD INC.
Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars)

			December 31, 2010	January 1, 2010
	Note	December 31, 2011	(Note 18)	(Note 18)
Assets
Current assets
Cash and cash equivalents	4	7,063	1,044	285
Short-term deposits	4	47,241	29,712	9,002
Amounts receivable and prepaid expenses		1,232	3,131	466
Marketable securities		4,372	1,929	797
		59,908	35,816	10,550
Non-current assets
Long-term guaranteed investment	4	-	11,000	-
Convertible debenture	5	-	1,078	-
Mineral interests	6	167,211	130,730	94,672
Reclamation deposits	7	1,588	1,550	1,552
Property and equipment		12	48	85
Total non-current assets		168,811	144,406	96,309
Total assets		228,719	180,222	106,859
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	8	2,934	3,725	1,376
Other liabilities - flow-through share premium	10	5,260	-	-
Income taxes payable		-	44	34
		8,194	3,769	1,410
Non-current liabilities
Income taxes payable		78	78	137
Deferred income tax liabilities	15	1,122	624	279
Provision for reclamation liabilities	9	1,963	1,938	4,347
Total non-current liabilities		3,163	2,640	4,763
Total liabilities		11,357	6,409	6,173

Shareholders’ equity	10	217,362	173,813	100,686
Total liabilities and shareholders’ equity		228,719	180,222	106,859
Subsequent events (Note 6, 18)
Contingencies and Commitments (Note 16)
The accompanying notes form an integral part of these consolidated financial statements.

These financial statements were approved by the Board of Directors and authorized for issue on March 29, 2012 and were signed on its behalf:

Rudi P. Fronk Director	James S. Anthony Director

SEABRIDGE GOLD INC.
Consolidated Statements of Operations and Comprehensive (Loss) Income
(Expressed in thousands of Canadian dollars except common share and per common share amounts)

	Note	2011	2010 (Note 18)
Corporate and administrative expenses	11	(19,840)	(5,780)
Loss on convertible debenture		(758)	-
Unrealized gain on convertible debenture		-	486
Interest income	12	653	440
Finance expense	9	(25)	(67)
Other income - flow-through shares	10	195
Gain on sale of Noche Buena		-	10,180
Gain on sale of marketable securities		154	-
Foreign exchange gain		21	1,160
(Loss) income before income taxes		(19,600)	6,419
Income tax expense	15	(498)	(3,096)
(Loss) income for the year		(20,098)	3,323

Other comprehensive income (loss), net of
income taxes:
Unrecognized (loss) gain on financial assets
(effect of tax in 2011 - nil, 2010 - $303 expense)		(937)	674
Comprehensive (loss) income for the year		(21,035)	3,997

Basic and diluted net (loss) income per
		(0.48)	0.08
Common Share
Basic weighted-average number of common
shares outstanding		41,950,424	40,130,184

The accompanying notes form an in tegral part of these consolidated financial statements.

SEABRIDGE GOLD INC.
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in thousands of Canadian dollars)

						Accumulated
						Other
		Share	Stock	Contributed		Comprehensive	Total
	Note	Capital	Options	Surplus	Deficit	Income	Equity
As at January 1, 2011		188,385	5,028	283	(20,730)	847	173,813
Shares - exercise of options		5,429	(1,610)	-	-	-	3,819
Options expired		-	(44)	44	-	-	-
Private placement	10	45,848	-	-	-	-	45,848
Stock-based compensation	10	-	14,917	-	-	-	14,917
Other comprehensive loss		-	-	-	-	(937)	(937)
Net loss		-	-	-	(20,098)	-	(20,098)
As at December 31, 2011		239,662	18,291	327	(40,828)	(90)	217,362

As at January 1, 2010		117,428	7,012	126	(24,053)	173	100,686
Shares - prospectus financing		62,708	-	-	-	-	62,708
Shares - exercise of options		8,249	(2,280)	-	-	-	5,969
Options expired		-	(157)	157	-	-	-
Stock-based compensation		-	453	-	-	-	453
Other comprehensive gain		-	-	-	-	674	674
Net income		-	-	-	3,323	-	3,323
As at December 31, 2010		188,385	5,028	283	(20,730)	847	173,813

The accompanying notes form an integral part of these consolidated financial statements.

SEABRIDGE GOLD INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

	2011	2010 (Note 18)
Operating Activities
Net (loss) income	(20,098)	3,323
Items not affecting cash:
Gain on sale of marketable securities	(154)	-
Gain on sale of Noche Buena	-	(10,180)
Unrealized gain on convertible debenture	-	(486)
Loss on convertible debenture	758	-
Accretion of convertible debenture	(74)	(66)
Stock-based compensation	14,917	453
Finance expense	25	67
Depreciation	31	37
Other income - flow-though shares	(195)	-
Deferred income taxes	498	42
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	1,899	(2,665)
Accounts payable and accrued liabilities	(791)	2,349
Changes in income taxes payable	44	(49)
Net cash used in operating activities	(3,228)	(7,175)

Investing Activities
Mineral interests	(41,305)	(39,215)
Net proceeds on sale of Noche Buena project	-	10,180
Short-term investments and reclamation deposits	(17,567)	(20,708)
Investing in marketable securities	(2,750)	-
Long-term guaranteed investments	11,000	(11,000)
Proceeds from disposal of marketable securities	830	-
Proceeds from disposal of property and equipment	3	-
Net cash used in investing activities	(49,789)	(60,743)

Financing Activities
Issue of share capital	59,036	68,677
Net increase in cash during the year	6,019	759
Cash and cash equivalents, beginning of year	1,044	285
Cash and cash equivalents, end of year	7,063	1,044

The accompanying notes form an integral part of these consolidated financial statements.

SEABRIDGE GOLD INC.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2011 and December 31, 2010

1.	Reporting entity

Seabridge Gold Inc. is comprised of Seabridge Gold Inc. (the “Parent”) and its subsidiaries and is a development stage company engaged in the acquisition and exploration of gold properties located in North America.  The Company was incorporated under the laws of British Columbia, Canada on September 4, 1979 and continued under the laws of Canada on October 31, 2002.  Its common shares are listed on the Toronto Stock Exchange trading under the symbol “SEA” and on the NYSE AMEX Equities exchange under the symbol “SA”. The Company is domiciled in Canada, the address of its registered office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5 and the address of its corporate office is 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1.

2.	Statement of compliance and basis of presentation

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These are the Company’s first IFRS annual consolidated financial statements. IFRS 1 First-time Adoption of IFRS (“IFRS 1”) has been applied and the impact of the transition from Canadian Generally Accepted Accounting Principles (“GAAP”) to IFRS is explained in note 18. Previously, the Company prepared its annual consolidated financial statements in accordance with Canadian GAAP.

These financial statements were authorized for issuance by the Board of Directors of the Company on March 29, 2012.

3.	Significant accounting policies

The significant accounting policies used in the preparation of these consolidated financial statements are described below.

(a)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the revaluation of available for sale financial assets which are measured at fair value.

(b)	Basis of consolidation

Subsidiaries
Subsidiaries are entities over which the Company has the power, directly or indirectly, to govern the financial and operating policies of the entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable or convertible, are taken into account in the assessment of whether control exists. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date on which control ceases.

Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill and allocated to cash generating units. Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets.

If the fair value of the net assets acquired exceeds the purchase consideration, the difference is recognized immediately as a gain in the consolidated statement of operations.

Where a business combination is achieved in stages, previously held equity interests in the acquiree are re-measured at acquisition-date fair value and any resulting gain or loss is recognized in the consolidated statement of operations. Acquisition related costs are expensed during the period in which they are incurred, except for the cost of debt or equity instruments issued in relation to the acquisition which is included in the carrying amount of the related instrument. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will not exceed one year from the acquisition date.

(c)	Translation of foreign currencies

These consolidated financial statements are presented in Canadian dollars, which is the Company’s, and each of its subsidiary’s, functional currency.

Foreign currency transactions are translated into Canadian dollars using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of operations.

Monetary assets and liabilities of the Company denominated in a foreign currency are translated into Canadian dollars at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average exchange rates prevailing during the period. Exchange gains and losses are included in the statement of operations for the year.

(d)	Critical accounting estimates and judgments

In applying the Company’s accounting policies in conformity with IFRSs, management is required to make judgments, estimates and assumptions about the carrying amounts of certain assets and liabilities.  These estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

(e)	Critical accounting judgments

The following are the critical judgments, excluding those involving estimations, that the Company have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the financial statements (refer to appropriate accounting policies for details).
-	Reclamation obligations (Note 9)
-	Review of asset carrying values and impairment charges (Note 6)
-	Valuation of share based payments (Note 10)

(f)	Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year.
-	Estimation of reclamation liabilities and timing of expenditures (Note 9)
-	Valuation of share based payments (Note 10)

(g)	Cash, short-term deposits and long-term guaranteed investment

Cash, short-term deposits and long-term guaranteed investment consist of balances with banks and investments in money market instruments. These investments are carried at fair value through profit or loss. Cash and cash equivalents consist of investments with maturities of up to 90 days at the date of purchase. Short-term deposits consist of investments with maturities from 91 days to one year at the date of purchase plus the long-term guaranteed investment with less than one year to maturity. The long-term guaranteed investment consists of an investment with a term greater than one year.

(h)	Marketable securities

Investments in marketable securities accounted for as available for sale securities are recorded at fair value. The fair values of the investments are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations. When there has been a loss in the value of an investment in marketable securities that is determined to be other than a temporary decline, the investment is written down to recognize the loss and recorded in the statement of operations. Increases in the market value of investments are recorded in other comprehensive income net of related income taxes.

(i)	Mineral interests

Mineral resource properties are carried at cost. The Company considers exploration and development costs and expenditures to have the characteristics of property, plant and equipment and, as such, the Company capitalizes all exploration costs, which include license acquisition costs, advance royalties, holding costs, field exploration and field supervisory costs and all costs associated with exploration and evaluation activities relating to specific properties as incurred, until those properties are determined to be economically viable for mineral production. General and administrative costs are only included in the measurement of exploration and evaluation costs where they are related directly to activities in a particular area of interest.

Once a project has been established as commercially viable and technically feasible, related development expenditure are capitalized.  This includes costs incurred in preparing the site for mining operations.  Capitalization ceases when the mine is capable of commercial operations.

The actual recovery value of capitalized expenditures for mineral properties and deferred exploration costs will be contingent upon the discovery of economically viable reserves and the Company’s financial ability at that time to fully exploit these properties or determine a suitable plan of disposition.

When a decision is made to proceed with development in respect of a particular area of interest, the relevant exploration and evaluation asset is tested for impairment, reclassified to development properties, and then amortized over the life of the reserves associated with the area of interest once mining operations have commenced.

(j)	Property and equipment

Property and equipment are stated at cost, less accumulated amortization and accumulated impairment losses.  The cost of property and equipment comprises its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated close down and restoration costs associated with the asset.  Depreciation is provided using the straight-line method at an annual rate of 20% from the date of acquisition.  Residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Changes to the estimated residual values or useful lives are accounted for prospectively.

(k)	Impairment of non-financial assets

The carrying value of the Company's mineral interests is assessed for impairment when indicators of such impairment exist. Property and equipment is assessed for impairment at the end of each reporting period. If any indication of impairment exists, an estimate of the asset's recoverable amount is calculated to determine the extent of the impairment loss, if any. The recoverable amount is determined as the higher of the fair value less costs to sell for the asset and the asset's value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Impairment is determined on an asset by asset basis, whenever possible. If it is not possible to determine impairment on an individual asset basis, then impairment is considered on the basis of a cash generating unit (“CGU”). CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or other group of assets. If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged immediately to the statement of comprehensive loss so as to reduce the carrying amount to its recoverable amount. Impairment losses related to continuing operations are recognized in the statement of comprehensive loss.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged immediately to the statement of comprehensive loss so as to reduce the carrying amount to its recoverable amount. Impairment losses related to continuing operations are recognized in the statement of comprehensive loss.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company makes an estimate of the recoverable amount.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of comprehensive loss.

(l)	Reclamation liabilities

Provisions for environmental restoration are recognized when: (i) the Company has a present legal or constructive obligation as a result of past exploration, development or production events; (ii) it is probable that an outflow of resources will be required to settle the obligation; (iii) and the amount has been reliably estimated. Provisions do not include any additional obligations which are expected to arise from future disturbance.

Costs are estimated on the basis of a formal report and are subject to regular review.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. When estimates of obligations are revised, the present value of the changes in obligations is recorded in the period by a change in the obligation amount and a corresponding adjustment to the mineral interest asset.

The amortization or ‘unwinding’ of the discount applied in establishing the net present value of provisions due to the passage of time is charged to the statement of operations in each accounting period.

The ultimate cost of environmental remediation is uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites. The expected timing of expenditure can also change, for example in response to changes in ore reserves or production rates. As a result there could be significant adjustments to the provisions for restoration and environmental cleanup, which would affect future financial results.

Funds on deposit with third parties to provide for reclamation costs are included in reclamation deposits on the balance sheet.

(m)	Income taxes
Income tax expense comprises current and deferred tax.  Current and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination or items recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is measured at the rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantially enacted by the reporting date.  Deferred tax is not recognized for the following temporary differences; the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill which is not deductible for tax purposes.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company has certain non-monetary assets and liabilities for which the tax reporting currency is different from its functional currency.  Any translation gains or losses on the remeasurement of these items at current exchange rates versus historic exchange rates that give rise to a temporary difference is recorded as a deferred tax asset or liability.

(n)	Stock-based compensation

The Company applies the fair value method for stock-based compensation and other stock-based payments.  The fair value of these options are valued using the Black Scholes option-pricing model and other models for the two-tiered options as may be appropriate. The grant date fair value of stock-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date (Note 10). The Company reviews estimated forfeitures of options on an ongoing basis.

(o)	Flow-through shares

The Company finances a portion of its exploration activities through the issuance of flow-through common shares. The tax deductibility of qualifying expenditures is transferred to the investor purchasing the shares. Consideration for the transferred deductibility of the qualifying expenditures is often paid through a premium price over the market price of the Company’s shares. The Company reports this premium as a liability on the statement of financial position and the balance is reported as share capital. At each reporting period, and as qualifying expenditures have been incurred, the liability is reduced on a proportionate basis and income is recognized on the statement of operations.

(p)	Net profit (loss) per common share

Basic profit (loss) per common share is computed based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share which assumes that stock options with an exercise price lower than the average quoted market price were exercised at the later of the beginning of the year, or time of issue.  Stock options with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted profit per share as the effect is anti-dilutive.

(q)	Financial assets and liabilities

Financial assets within the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets, as appropriate.  When financial assets are recognized initially, they are measured at fair value, plus, in the case of financial assets not at fair value through profit or loss, directly attributable transaction costs.  The Company determines the classification of its financial assets at initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year end.

The Company’s financial instruments are comprised of the following:

Financial assets:	Classification:
Cash and cash equivalents	Fair value through profit or loss
Short-term deposits	Fair value through profit or loss
Amounts receivable	Loans and receivables
Marketable securities	Available for sale
Long-term guaranteed investment	Fair value through profit or loss
Convertible debenture – debt component	Loans and receivables
Convertible debenture – option component	Fair value through profit or loss
Reclamation deposits	Fair value through profit or loss

Financial liabilities:	Classification:
Accounts payable and other liabilities	Other financial liabilities

(i)	Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss.

(ii)	Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, do not qualify as trading assets and have not been designated as either fair value through profit or loss or available for sale.  After initial measurement, loans and receivables are subsequently measured at amortized cost using the effective interest method less any allowance for impairment.  Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs.  Gains and losses are recognized in the consolidated statement of operations when the loans and receivables are derecognized or impaired, as well as through the amortization process.

(iii)	Available for sale investments

Financial assets classified as available for sale are measured at fair value, with changes in fair values recognized in other comprehensive income, except when there is objective evidence that the asset is impaired, at which point the cumulative loss that had been previously recognized in other comprehensive income is recognized within the consolidated statement of operations.

(iv)	Fair value:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, volatility measurements used to value option contracts and observable credit default swap spreads to adjust for credit risk where appropriate), or inputs that are derived principally from or corroborated by observable market data or other means.

Level 3: Inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets measured at fair value, as at December 31, 2011 and December 31, 2010, which include cash and cash equivalents, short-term deposits, long-term guaranteed investment and marketable securities are classified as a Level 1 measurement.  The conversion option related to the convertible debenture is considered a Level 2 measurement.

(v)	Impairment of financial assets:

Financial assets are assessed for indicators of impairment at each financial reporting date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. Evidence of impairment could include:

•           significant financial difficulty of the issuer or counterparty; or
•           default or delinquency in interest or principal payments; or
•           it becoming probable that the borrower will enter bankruptcy or financial re-organization.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

(r)	Accounting standards issued but not yet applied

IFRS 9 Financial Instruments (“IFRS 9”) was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company will evaluate the impact of the change to its consolidated financial statements based on the characteristics of its financial instruments at the time of adoption.

IFRS 7 Financial instruments - Disclosures (‘‘IFRS 7’’) was amended by the IASB in October 2010 and provides guidance on identifying transfers of financial assets and continuing involvement in transferred assets for disclosure purposes. The amendments introduce new disclosure requirements for transfers of financial assets including disclosures for financial assets that are not derecognized in their entirety, and for financial assets that are derecognized in their entirety but for which continuing involvement is retained.  The amendments to IFRS 7 are effective for annual periods beginning on or after July 1, 2011. The Company is currently assessing the impact on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) provides a single model to be applied in the control analysis for all investees, including entities that currently are special purpose entities in the scope of SIC 12.  In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 Consolidated and Separate Financial Statements.  The Company intends to adopt IFRS 10 in its financial statements for the annual period beginning on January 1, 2013.  The Company has not yet determined the impact of IFRS 10 on its financial statements.

IFRS 11 Joint Arrangements (“IFRS 11”) replaces the guidance in IAS 31 Interests in Joint Ventures.  Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures.  IFRS 11 essentially carves out of previous jointly controlled entities, those arrangements which although structured through a separate vehicle, such separation is ineffective and the parties to the arrangement have rights to the assets and obligations for the liabilities and are accounted for as joint operations in a fashion consistent with jointly controlled assets/operations under IAS 31.  In addition, under IFRS 11 joint ventures are stripped of the free choice of equity accounting or proportionate consolidation; these entities must now use the equity method.

Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value, including any allocation of goodwill, into a single investment balance at the beginning of the earliest period presented.  The investment’s opening balance is tested for impairment in accordance with IAS 28 Investments in Associates and IAS 36 Impairment of Assets.  Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented.  The Company intends to adopt IFRS 11 in its financial statements for the annual period beginning on January 1, 2013.  The Company has not yet determined the impact of IFRS 11 on its financial statements.

IFRS 12 Disclosure of interests in other entities (“IFRS 12”) was issued by the IASB in May 2011. IFRS 12 requires enhanced disclosure of information about involvement with consolidated and unconsolidated entities, including structured entities commonly referred to as special purpose vehicles or variable interest entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its financial statements.

IFRS 13, Fair Value Measurement was issued by the IASB on May 12, 2011. The new standard provides a single source of guidance of how to measure fair value and the related fair value disclosures. The new standard creates a single source of guidance for fair value measurements, where fair value is required or permitted under IFRS, by not changing how fair value is used but how it is measured. The focus will be on an exit price. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company is assessing the impact of IFRS 13 on its consolidated financial statements.

IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine was issued by the IASB on October 20, 2011. The new standard addresses accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current stripping activity asset. The standard also provides guidance for the amortization and impairment of such assets. The standard is effective for reporting years beginning on or after January 1, 2013, although earlier application is permitted. The Company is assessing the impact of IFRIC 20 on its consolidated financial statements.

4.	Cash and cash equivalents, short-term deposits and long-term guaranteed investment

($000’s)	December 31, 2011	December 31, 2010	January 1, 2010
Cash	7,063	1,044	285
Canadian bank guaranteed notes	47,241	29,712	9,002
Long-term guaranteed investment	-	11,000	-
	54,304	41,756	9,287
Short-term deposits	(47,241)	(29,712)	(9,002)
Long-term guaranteed investment	-	(11,000)	-
Cash and cash equivalents	7,063	1,044	285

Short-term deposits consist of Canadian Schedule I bank guaranteed notes with terms from 91 days up to one year but are cashable in whole or in part with interest at any time to maturity.  All of the cash is held in a Canadian Schedule I bank.

Long-term guaranteed investment held in 2010 consisted of a Canadian Schedule I bank guaranteed note with a term of two years to March 2012. It has been reclassified in 2011 to short-term deposits.

5.	Convertible debenture

In February 2009, the Company signed a letter for an option of the Hog Ranch property to ICN Resources Ltd. (formerly Icon Industries Ltd.) (“ICN”).  The terms of the agreement required ICN to issue one million common shares to the Company, pay $500,000 on closing and to issue a further one million common shares and pay a further $525,000 within 12 months of the agreement being accepted by the TSX Venture Exchange.  In April 2009, the option agreement was closed and acceptance by the TSX Venture Exchange was received.  ICN issued the first one million shares and paid $500,000. In April 2010, the balance of the one million shares was received and the Company agreed to take back a $525,000 convertible debenture in place of the cash due. The amounts received are shown as recoveries against the cost of the mineral interest. The debenture matured 18 months from issuance, bore interest at 5% per annum and the principal and accumulated interest were convertible into common shares of ICN at the Company’s option at $0.30 per share.  The debenture was secured by ICN’s interest in the project.

On initial recognition, the convertible debenture value, in the amount of $525,000 was allocated between the debenture receivable ($385,000) and the related conversion option ($140,000) based on the fair value of the instruments.  The fair value of the conversion option was determined using the Black-Scholes option pricing model, using the ICN share price and its historical volatility, the conversion price and the expected life of the instruments.  The carrying value of the conversion option was adjusted to fair value at each reporting period and any gain or loss was recognized in the statement of operations at that time.  Also, the debenture receivable was accreted to the face value of the debenture over its 18 month term and the related amount was included on the statement of operations each reporting period.

On October 17, 2011, upon the expiry date of the convertible debenture, the principal portion of $525,000 was converted to 1,750,000 shares of ICN Resources Ltd. All accrued interest to that date was received in full in cash. In 2011, the Company recognized a loss on the fair value of the conversion option of $757,750.

6.	Mineral interests

Mineral interest expenditures on projects are considered as exploration and evaluation.  All of the projects have been evaluated for impairment and their related costs consist of the following:

	Balance,	Expenditures	Recoveries	Balance,
($000’s)	January 1, 2011	2011	2011	December 31, 2011
KSM	86,782	27,589	(3,913)	110,458
Courageous Lake	32,028	13,227	-	45,255
Pacific Intermountain Gold	4,182	146	(47)	4,281
Grassy Mountain	4,029	70	(740)	3,359
Red Mountain	2,411	243	-	2,654
Quartz Mountain	480	13	(124)	369
Castle Black Rock	282	11	-	293
Other Nevada projects	536	6	-	542
	130,730	41,305	(4,824)	167,211

	Balance,	Expenditures	Recoveries	Balance,
($000’s)	January 1, 2010	2010	2010	December 31, 2010
KSM	57,875	28,907	-	86,782
Courageous Lake	22,404	9,624	-	32,028
Pacific Intermountain Gold	3,960	222	-	4,182
Grassy Mountain	3,900	129	-	4,029
Red Mountain	4,683	205	(2,477)	2,411
Quartz Mountain	444	36	-	480
Castle Black Rock	242	40	-	282
Hog Ranch	680	-	(680)	-
Other Nevada projects	484	52	-	536
	94,672	39,215	(3,157)	130,730

Continued exploration of the Company’s mineral properties is subject to certain lease payments, project holding costs, rental fees and filing fees.

a)         KSM (Kerr-Sulphurets-Mitchell)

In 2001, the Company purchased a 100% interest in contiguous claim blocks in the Skeena Mining Division, British Columbia. The vendor maintains a 1% net smelter royalty interest on the project, subject to maximum aggregate royalty payments of $4.5 million. The Company is obligated to purchase the net smelter royalty interest for the price of $4.5 million in the event that a positive feasibility study demonstrates a 10% or higher internal rate of return after tax and financing costs.

In 2002, the Company optioned the property to Noranda Inc. (which subsequently became Falconbridge Limited and then Xstrata plc.) which could earn up to a 65% interest by incurring exploration expenditures and funding the cost of a feasibility study.

In April 2006, the Company reacquired the exploration rights to the KSM property in British Columbia, Canada from Falconbridge Limited. On closing of the formal agreement in August 2006, the Company issued Falconbridge 200,000 common shares of the Company with a deemed value of $3,140,000 excluding share issue costs.  The Company also issued 2 million warrants to purchase common shares of the Company with an exercise price of $13.50 each. The 2,000,000 warrants were exercised in 2007 and proceeds of $27,000,000 were received by the Company.

In July 2009, the Company agreed to acquire various mineral claims immediately adjacent to the KSM property for further exploration and possible mine infrastructure use.  The terms of the agreement required the Company to pay $1 million in cash, issue 75,000 shares and pay advance royalties of $100,000 per year for 10 years commencing on closing of the agreement.  The property is subject to a 4.5% net smelter royalty from which the advance royalties are deductible. The purchase agreement closed in September 2009, with the payment of $1 million in cash, the issuance of 75,000 shares valued at $2,442,750 and the payment of the first year’s $100,000 advance royalty.

In February 2011, the Company acquired a 100% interest in adjacent mineral claims mainly for mine infrastructure purposes for a cash payment of $675,000, subject to a 2% net smelter returns royalty.

On June 16, 2011, the Company completed an agreement granting a third party an option to acquire a 1.25% net smelter royalty on all gold and silver production sales from KSM for a payment equal to the lesser of $100 million or US$125 million. The option is exercisable for a period of 60 days following the announcement of receipt of all material approvals and permits, full project financing and certain other conditions for the KSM project. The option was conditional on the optionee subscribing for $30 million of the Company’s shares at a premium to market of 15%. The financing was completed on June 29, 2011. The 15% premium derived from the option agreement for the NSR, was determined to be $3.9 million ($3.84 per share for 1,019,000 shares) which was recorded as a credit to mineral properties on the statement of financial position. The optionee also has an option to purchase an additional $18 million of the Company’s shares until December 2012 at a 15% premium to the market price of the shares at the time of issuance. Should the optionee subscribe for the additional shares, the Company will enter into an agreement to grant an additional 0.75% net smelter royalty on all gold and silver production sales from KSM for a payment equal to the lesser of $60 million or US$75 million.

b)         Courageous Lake

In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited (“the Vendors”) for US$2.5 million. The Courageous Lake gold project consists of mining leases located in Northwest Territories of Canada.

In 2004, an additional property was optioned in the area.  Under the terms of the agreement, the Company paid $50,000 on closing and was required to make option payments of $50,000 on each of the first two anniversary dates and subsequently $100,000 per year.  In addition, the property may be purchased at any time for $1,250,000 with all option payments being credited against the purchase price.

c)	Pacific Intermountain Gold Corporation

During 2002, the Company and an unrelated party incorporated Pacific Intermountain Gold Corporation (“PIGCO”). The Company funded PIGCO’s share capital of $755,000 and received a 75% interest. The other party provided the exclusive use of an exploration database and received a 25% interest. In July 2004, the Company acquired the 25% interest in PIGCO which it did not own by forgiving debt of approximately $65,000 and agreeing to pay 10% of the proceeds of any sale of projects to third parties.

In 2011, the Company announced its intention to transfer certain PIGCO properties to a newly created company called Wolfpack Gold Corp. (“Wolfpack”). Some of the properties will be optioned to Wolfpack and while others will be transferred in exchange for shares in Wolfpack.  The transaction is conditional on certain approvals and events transpiring including the listing of Wolfpack’s shares on the Toronto Stock Exchange.

d)         Grassy Mountain

In 2000, the Company acquired an option on a 100% interest in mineral claims located in Malheur County, Oregon, USA. During 2002, the Company paid US$50,000 in option payments. On December 23, 2002, the agreement was amended and the Company made a further option payment of US$300,000 and in March 2003 acquired the property for a payment of US$600,000.

In April 2011, the Company announced that an agreement had been reached to option the Grassy Mountain project to Calico Resources Corp. (“Calico”).  To exercise the option, Calico must issue to the Company (i) two million of its common shares following TSX Venture Exchange approval; (ii) four million of its common shares at the first anniversary, and (iii) eight million of its shares when the project has received the principal mining and environmental permits necessary for the construction and operation of a mine.  In addition, after the delivery of a National Instrument 43-101 (“NI 43-101”) compliant feasibility study on the project, Calico must either grant the Company a 10% net profits interest or pay the Company $10 million in cash, at the sole election of the Company. The Company received the first two million common shares of Calico and a value of $740,000 has been recorded as a credit to the carrying value of the mineral properties.

e)	Red Mountain

In 2001, the Company purchased a 100% interest in an array of assets associated with mineral claims in the Skeena Mining Division, British Columbia, together with related project data and drill core, an owned office building and a leased warehouse, various mining equipment on the project site, and a mineral exploration permit which is associated with a cash reclamation deposit of $1 million.

The Company assumed all liabilities associated with the assets acquired, including all environmental liabilities, all ongoing licensing obligations and ongoing leasehold obligations including net smelter royalty obligations on certain mineral claims ranging from 2.0% to 6.5% as well as an annual minimum royalty payment of $50,000.

Subsequent to the year- end, the Company entered into a letter of intent with Banks Island Gold Ltd. to option its interest in the Red Mountain Project.  To exercise the option, Banks Island Gold must: (i) pay the Company $900,000 in cash and issue 4,000,000 of its common shares upon execution of a definitive option agreement; (ii) pay the Company a further $1,500,000 in cash on or before August 3, 2013; and (iii) pay the Company a final $9,500,000 in cash on or before February 3, 2015.  The agreement remains subject to regulatory approval.

f)         Quartz Mountain

In 2001, the Company purchased a 100% interest in mineral claims in Lake County, Oregon. The vendor retained a 1% net smelter royalty interest on unpatented claims acquired and a 0.5% net smelter royalty interest was granted to an unrelated party as a finder’s fee.

In May 2009, the Company completed an option agreement on a peripheral claim portion of the Quartz Mountain property.  To earn a 50% interest in that portion of the project, the optionee completed $500,000 in exploration expenditures by December 31, 2010 and issued 200,000 shares to the Company (50,000 shares were received in 2010 and the remaining 150,000 shares were received in February 2011). The amounts received are shown as recoveries against the carrying value of the mineral interest. The optionee has the right to increase its percentage holdings to 70% by funding and completing a feasibility study within three years.

In 2011, subject to an agreement between the Company and Orsa Ventures Corp. (“Orsa”) the Company has granted Orsa the exclusive option to earn a 100% in the main Quartz Mountain gold property and all of Seabridge's undivided 50% beneficial joint venture interest in the adjacent peripheral property mentioned above. The agreement stipulated that Orsa would pay the Company $0.5 million on or before the fifth day following regulatory approval of the option agreement and will make staged payments of $5 million in cash or shares of Orsa, at the discretion of the Company and, upon the delivery of a feasibility study, pay the Company $15 million or provide a 2% net smelter return on production at Quartz Mountain.  Subsequent to December 31, 2011, the agreement was amended allowing Orsa to pay the Company 1.5 million shares of Orsa instead of $0.5 million on or before the fifth day following regulatory approval of the option agreement. All other terms of the original agreement remain the same.

g)         Castle Black Rock

The Company entered into a mining lease agreement dated August 15, 2000, and amended on August 1, 2001, with respect to mineral claims located in Esmeralda County, Nevada, USA. In 2002, the Company paid US$17,500 and in 2003, US$25,000 in advance royalties and is required to pay further advance royalties of US$25,000 each August 15 thereafter and to pay a production royalty, varying with the price of gold, of 3% to 5%, and a 3.5% royalty on gross proceeds from other metals produced. The Company has the right to purchase 50% of the production royalty for US$1.8 million.

The Castle Black Rock property is to be transferred to Wolfpack along with the above mentioned PIGCO assets. The transaction is conditional on certain approvals and events transpiring including the listing of Wolfpack’s shares on the Toronto Stock Exchange.

7.	Reclamation deposits

Reclamation deposits at December 31, 2011 consist of bank guaranteed deposits or cash deposited with banks or with governments of $1,588,000 (December 31, 2010 - $1,550,000; January 1, 2010 - $1,552,000) and are related to the obligation to fund future reclamation costs (See note 9).

8.	Accounts payable and accrued liabilities

($000’s)	December 31, 2011	December 31, 2010	January 1, 2010

Trade and other payables due to related parties	-	634	67
Other trade payables	2,842	2,414	1,077
Non-trade payables and accrued expenses	92	677	232
	2,934	3,725	1,376

9.	Provision for reclamation liabilities

($000’s)	December 31, 2011	December 31, 2010
Beginning of the year	1,938	4,347
Accretion	25	67
Adjustment	-	(2,476)
End of the year	1,963	1,938

The Company’s policy on providing for reclamation obligations is described in Note 3. Although the ultimate costs to be incurred are uncertain, the Company’s estimates are based on independent studies or agreements with the related government body for each project using current restoration standards and techniques.  The fair value of the asset retirement obligations, as at December 31, 2011, was calculated using the total estimated undiscounted cash flows, of $2.5 million, required to settle estimated obligations and expected timing of cash flow payments required to settle the obligations between 2012 and 2020.  The total estimated undiscounted cash flows as at December 31, 2010 was also $2.5 million. The discount rate used to re-measure the reclamation obligations was 0.47% at December 31, 2011 and ranged from 1.12% and 1.55% in the year ended 2010 and excludes the effect of inflation.

10.Shareholders’ equity

($000’s)	December 31, 2011	December 31, 2010	January 1, 2010
Share capital	239,662	188,385	117,428
Stock options	18,291	5,028	7,012
Contributed surplus	327	283	126
Deficit	(40,828)	(20,730)	(24,053)
Accumulated other comprehensive income	(90)	847	173
	217,362	173,813	100,686

Share capital
	Shares	Amount ($000’s)
As at January 1, 2011	41,055,185	188,385
Exercise of stock options	352,700	5,429
Private placement (see below)	2,019,000	45,848
As at December 31, 2011	43,426,885	239,662

	Shares	Amount ($000’s)
As at January 1, 2010	37,598,685	117,428
For cash, prospectus financing (see below)	2,875,000	62,708
Exercise of stock options	581,500	8,249
As at December 31, 2010	41,055,185	188,385

The Company is authorized to issue an unlimited number of preferred shares and common shares with no par value.  No preferred shares have been issued or were outstanding at December 31, 2011, December 31, 2010 and January 1, 2010.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties that would be accretive and meaningful to the Company.  The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the year ended December 31, 2011. The Company considers its capital to be share capital, stock options, contributed surplus and deficit. The Company’s capital for the reporting periods is summarized as follows:

($000’s)	December 31, 2011	December 31, 2011	January 1, 2011
Share capital	239,662	188,385	117,428
Stock options	18,291	5,028	7,012
Contributed surplus	327	283	126
Deficit	(40,828)	(20,730)	(24,053)
	217,452	172,966	100,513

Common share transactions were as follows:

On December 6, 2011 the Company closed two private placement financings of 500,000 flow-through common shares each, at an average price per share of $27.35, raising gross proceeds of $27.4 million. The purchase price for 500,000 shares subscribed to, by residents of British Columbia, who are eligible to take advantage of provincial tax credits, was $28.58 and represented a 30.5% premium over the market price of the Company’s shares on December 6, 2011. The purchase price for 500,000 shares subscribed to, by residents outside of British Columbia, was $26.13 and represented a 19.3% premium over the market price of the Company’s shares on the same day.  For tax purposes, the Company has renounced its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the financings and has transferred the deductibility to the purchasers of the flow-through shares.  A combined premium of $5.5 million was recognized as a liability on the statement of financial position and the balance was recorded as share capital. At each reporting period, and as qualifying expenditures are incurred, the liability is reduced on a proportionate basis and income is recognized on the statement of operations. From the date of closing to December 31, 2011, the Company incurred $976,000 of qualifying exploration expenditures and $195,000 of the premium was recognized as other income on the statement of operations in the current year. Share issuance costs of $1.5 million were incurred in relation to the offering and have been included in equity.

The Company has committed to spend the remaining $26.4 million on qualifying expenditures over a twelve month period beginning on December 6, 2011. At each reporting period, as qualifying expenditures have been incurred, the liability will be reduced on a proportionate basis and income will be recognized on the statement of operations.

On June 29, 2011, the Company closed a private placement financing of 1,019,000 common shares at $29.44 per share raising gross proceeds of $30 million. The purchase price for the shares was equal to a 15% premium over the market price of the Company’s shares and provided the subscriber an option to acquire a 1.25% net smelter royalty on all gold and silver production sales from the KSM property for the lesser of $100 million or US$125 million. The option is exercisable for a period of 60 days following the announcement of receipt of all material approvals and permits, full project financing and certain other conditions for the KSM project. As the 15% premium was derived from the option agreement for the NSR, $3.9 million ($3.84 per share for 1,019,000 shares) has been recorded as a recovery of mineral properties on the statement of financial position. Common shares has been credited with $26.1 million, excluding costs ($25.60 per share for 1,019,000 shares), on the statement of financial position. The subscriber also has an option to subscribe for an additional $18 million of shares of the Company at a price equal to a 15% premium over the then market price of the shares, and in doing so, would hold an additional option to purchase an additional 0.75% NSR on the gold and silver sales of KSM. The option to subscribe for the additional shares expires in December 2012. Share issuance costs of $0.6 million were incurred in relation to the offering and have been included in equity.

On March 3, 2010, the Company closed a prospectus financing of 2,875,000 common shares at US$22.90 per share for gross proceeds of US$65,837,500 ($67,944,300). The agents received commission of 6.5% in cash or $4,416,379 and other expenses of the financing totalled $819,512.

Stock option transactions were as follows:

		Weighted Average	Value of options
	Options	Exercise Price	($000’s)
Outstanding December 31, 2009	1,812,500	13.60	7,012
Granted	955,000	29.75	205
Exercised	(581,500)	(10.26)	(2,280)
Expired	(15,000)	(28.70)	(157)
Value of 2008 and 2009 options vested	-	-	248
Outstanding December 31, 2010	2,171,000	21.67	5,028
Granted	950,000	25.03	3,178
Exercised	(352,700)	10.83	(1,610)
Expired	(5,000)	29.75	(44)
Value of 2008, 2009 and 2010 options vested	-	-	11,739
Outstanding December 31, 2011	2,763,300	24.19	18,291

The weighted average share price on excerise date of the Company’s shares was $28.03 for December 31, 2011 (2010 -$28.91)

A summary of options outstanding, their remaining life and exercise prices as at December 31, 2011 were as follows:

	Options Outstanding		Options Exercisable
	Number	Remaining
Exercise price	outstanding	contractual life	Number exercisable	Exercise price
$29.60	260,000	7 months	180,000	$29.60
$26.64	30,000	1 year 2 months	30,000	$26.64
$10.54	548,300	1 year 11 months	548,300	$10.54
$21.88	25,000	2 years 2 months	25,000	$21.88
$29.75	950,000	3 years	400,000	$29.75
$28.80	200,000	4 years 2 months	-	$28.80
$30.42	150,000	4 years 3 months	-	$30.42
$27.39	50,000	4 years 6 months	-	$27.39
$21.98	550,000	5 years	-	$21.98
	2,763,300		1,183,300

The Company provides compensation to directors and employees in the form of stock options.  Pursuant to the Share Option Plan, the Board of Directors has the authority to grant options, and to establish the exercise price and life of the option at the time each option is granted, at a price not less than the closing price of the Common Shares on the Toronto Stock Exchange on the date of the grant of such option and for a period not exceeding five years. All exercised options are settled in equity.

Option grants to senior management and directors prior to 2008 were subject to a two-tiered vesting policy. These two-tier option grants required a certain share price above the grant date price for 10 successive days for the first third to vest, a higher share price for the second third to vest and a further higher share price for the final third to vest. Once the share price met the first test, the Company’s share price performance must have exceeded the S&P/TSX Global Gold Index by more than 20% over the preceding six months or these options would be cancelled.

The Board has granted the following two-tiered options:

Date of Grant	Number	Exercise Price	Share Price Vesting	Year Vested
January 2006	875,000	$10.56	$15, $18, $21	2006 and 2007
August 2007	120,000	$29.60	$34, $37, $40	1/3 in 2008

In 2011, 250,000 of the January 2006 granted options were exercised and as at December 31, 2011 none of the 2006 options remain outstanding.

515,000 option grants to senior management and directors in 2008 were subject to a performance vesting condition related to a significant transaction at either one of the Company’s two major projects (KSM or Courageous Lake) or involving the acquisition of a majority interest in the Company.  Prior to 2011, the Company did not consider either a significant transaction related to one of the Company’s two major projects or the acquisition of a majority interest in the Company to be probable and therefore had not recorded any compensation costs related to these options.  During 2011, the Board of Directors considered the June 29, 2011 private placement and option agreement with Royal Gold Inc. to satisfy the criteria of a significant transaction related to the KSM project and fully vested these options.  As a result, the Company has recorded option compensation of $3 million for the year ended December 31, 2011 for these options.

550,000 options granted to directors of the Company in December 2010 subject to approval of the Company’s shareholders, were approved at the annual meeting of shareholders in June 2011.  These options vest subject to either the completion of an agreement to joint venture or sell one of the Company’s two major projects (KSM or Courageous Lake) or a transaction resulting in a change of control of the Company or the Company’s shares closing on the Toronto Stock Exchange at $40 or higher for ten consecutive days.  On June 29, 2011, shareholders ratified the grant at which time, the option grant was revalued and compensation expense was adjusted to reflect the revised fair value and service period over which the options are estimated to vest. For the year 2011, $2.1 million has been charged to the statement of operations for this grant and the remaining fair value of $3.5 million will be charged to the statement of operations over approximately two and one-half years. An additional 50,000 options were granted on June 29, 2011 with the same vesting terms as the 550,000 options granted to directors above and had a fair value of $0.6 million. $92,000 has been charged to the statement of operations to December 31, 2011 and the remaining balance will be expensed over the estimated service term of three years. Should the options vest earlier than the duration of the estimated service term, the remaining balance will be charged to the statement of operations. A Monte Carlo simulation method was used to fair value the options.  Three simulations were prepared and the average results were used to fair value the options and estimated time to vest. Where volatility has been used in valuing the Company's stock options, the historical volatility of the Company's shares is used. Assumptions relating to the forecasted stock prices were as follows:

	2011	2010
Dividend yield	Nil	Nil
Expected volatility	45.24%	45.00%
Risk free rate of return	2.47%	2.35%

Options granted in December 2010 that vest over time, resulted in a stock based compensation charge of $6.6 million for the year ended December 31, 2011 and have been fully expensed.

In 2011, 900,000 options were granted to members of senior management that fully vest over a two year period from the date of the grant as follows:

	Number of	Exercise
	options	price
March 1, 2011	200,000	28.80
March 29, 2011	150,000	30.42
December 12, 2011	550,000	21.98
	900,000

Of the total fair value of $12.3 million, $3.1 million has been charged to the statement of operations to December 31, 2011 and the remaining balance will be expensed over the remaining service period. The weighted average grant date fair value for the 900,000 options was $13.64.

The fair value of the options granted that vest over time is estimated on the dates of grant using a Black Scholes option-pricing model with the following assumptions:

	2011	2010
Dividend yield	Nil	Nil
Expected volatility	63%-66%	66%
Risk free rate of return	1.3%-2.6%	2.45%
Expected life of options	1.4 - 5 years	5 years

No other features of the option grant were incorporated into the measurement of fair value.

The outstanding share options at December 31, 2011 expire at various dates between August 2012 and December 2016.

11.	Corporate and administrative expenses

($000’s)	Year Ended December 31,
	2011	2010
Employee expenses	2,586	3,305
Stock-based compensation	14,917	453
Professional fees	575	495
General and administrative	1,762	1,527
	19,840	5,780

12.	Interest income

($000’s)	Year Ended December 31,
	2011	2010
Interest on short-term deposits and guaranteed	553	427
long-term investment
Interest on convertible debenture	100	13
	653	440

13.	Related party disclosures

      Compensation to directors and officers of the Company:

($000’s)	Year ended December 31,
	2011	2010
Compensation of directors:
Directors fees	231	144
Consulting fees	36	37
Stock-based compensation	1,766	-
	2,033	181

Compensation of key management personnel:
Salaries and consulting fees	2,578	1,822
Stock-based compensation	10,098	309
	12,676	2,131
Total remuneration of directors and key
management personnel	14,709	2,312

As at December 31, 2011, there were no outstanding liabilities to related parties (December 31, 2010 - $365,000).

During the year ended December 31, 2011, a private company controlled by a director of the Company was paid $35,600 (2010 - $37,000) for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $337,500 (2010 - $460,000) for corporate consulting fees for services rendered; and a third director was paid $15,800 (2009 - $16,300) for geological consulting.  These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

14.	Financial Instruments

The Company's financial risk exposures and the impact on the Company's financial instruments are summarized below:

Credit Risk
The Company's credit risk is primarily attributable to short-term deposits, long-term guaranteed investment, and receivables included in amounts receivable and prepaid expenses. The Company has no significant concentration of credit risk arising from operations. Short-term deposits consist of Canadian Schedule I bank guaranteed notes, with terms up to one year but are cashable in whole or in part with interest at any time to maturity, for which management believes the risk of loss to be remote. Financial instruments included in amounts receivable and prepaid expenses consist of harmonized sales tax due from the Federal Government of Canada. Management believes that the risk of loss with respect to financial instruments included in amounts receivable and prepaid expenses to be remote.

Liquidity Risk
The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2011, the Company had cash and cash equivalents and short term deposits balances of $54.3 million (December 31, 2010 - $30.8 million; January 1, 2010 - $9.3 million) for settling current liabilities of $2.9 million (December 31, 2010 - $3.7 million; January 1, 2010 - $1.4 million). The short-term deposits are in various guaranteed investment securities with maturities to December 10, 2012 but cashable in whole or in part with interest at any time to maturity.  All of the Company's current financial liabilities have contractual maturities of 30 days and are subject to normal trade terms.

Market Risk
(a) Interest Rate Risk
The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in Canadian bank guaranteed notes (short-term deposits). The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.  The short-term deposits can be cashed in at any time and can be reinvested if interest rates rise.

(b) Foreign Currency Risk
The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars.  The Company funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. In 2010, the Company sold its remaining interest in the Mexican property Noche Buena at a profit, which attracted income taxes payable in Mexican pesos.  The income taxes were paid in December 2010 and there is no further exposure to the Mexican peso currency.  Management believes the foreign exchange risk derived from currency conversions is not significant to its operations and therefore does not hedge its foreign exchange risk.

(c) Marketable Securities Risk
The Company has investments in other publicly listed exploration companies which are included in marketable securities.  These shares were received as part of option payments on certain exploration properties the Company owns as well as $2.5 million in gold exchange traded receipts.  The risk on these investments is significant due to the nature of the investment but the amounts are not significant to the Company.

Sensitivity Analysis
The Company has designated its cash and cash equivalents and short term deposits as fair value through profit or loss, which are measured at fair value. Financial instruments included in amounts receivable and prepaid expenses are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

As at December 31, 2011, December 31, 2010 and January 1, 2010, the fair value of the Company's financial instruments approximates their carrying values.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a year:

(i) Short term deposits have terms from 30 days to one year. The investments held at December 31, 2011 are one-year notes but are cashable in whole or in part with interest at any time to maturity.  Sensitivity to a plus or minus 0.25% change in rates would affect income by approximately $118,000 on an annualized basis.

(ii) At December 31, 2011, the Company had net current assets in US dollars of approximately $240,000 (December 31, 2010 – net liabilities of $407,000), for which a 10% appreciation in US exchange rates, would affect net loss by approximately $24,000.

(iii) Price risk is remote since the Company is not a producing entity.

15.	Income Taxes

Components of Tax Expense
The following table shows the components of current and deferred tax:

('000s')	December 31, 2011	December 31, 2010
Current tax expense	‐	3,054
Deferred tax expense	498	42
	498	3,096

Rate Reconciliation
The provision for income tax differs from the amount that would have resulted by applying the combined Canadian Federal and Ontario statutory income tax rates of 28.25% (2010 - 31%)

('000s')	December 31, 2011	December 31, 2010
(Loss) income before income taxes	(19,600)	6,419
	28.25%	31%
Tax (recovery) expense calculated
using statutory rates	(5,537)	1,990
Non-deductible items	4,428	75
Non-taxable items	(195)	(180)
Difference in foreign tax rates	92	(92)
Tax benefits not recognized	1,710	1,303
Income tax expense	498	3,096

The statutory rate has decreased 2.75% due to a decrease in the federal tax rate of 1.5% and a decrease in the Ontario tax rate of 1.25%.

Deferred Income Tax
The following table summarizes the components of deferred income tax:

('000s')	December 31, 2011	December 31, 2010	January 1, 2010
Deferred tax assets
Marketable securities	136	186	350
Provision for reclamation liabilities	199	118	114
Non-capital loss carryforwards	388	395	410
Deferred tax liabilities
Convertible debenture	‐	(193)	‐
Mineral interests	(1,845)	(1,130)	(1,153)
	(1,122)	(624)	(279)

Unrecognized Deferred Tax Assets
Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

('000s')	December 31, 2011	December 31, 2010
Investments in subsidiaries	3,284	3,284
Loss carry forwards	22,917	16,065
Other deductible temporary differences	320	-

The tax losses not recognized expire as per the amount and years noted below. The deductible temporary differences do not expire under the current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probalble that future taxable profit would be available against which the Company can utilize the benefits there from.

Income Tax Attributes
As at December 31, 2011, the Company had the following Canadian income tax attributes to carry forward:

	Amount ('000s')	Expiry date
Non‐capital losses	22,917	2031
Tax basis of mineral interest	150,426	Indefinite

16.	Contingencies and Commitments

		Payments due by period

Contractual obligations ($000's)	T otal	2012	2013-14	2015-16	After 2016

Mineral interests	4,088	482	911	911	1,784
Flow-through expenditures	26,400	26,400	-	-	-
Business premises operating lease	693	132	264	264	33
	31,181	27,014	1,175	1,175	1,817

In fulfillment of agreements with subscribers of 1 million flow-through shares of the Company, the Company has committed to spend $27.4 million on qualifying exploration expenditures over a twelve month period beginning on December 6, 2011. The Company has spent $976,000 to December 31, 2011 and will spend the remaining $26.4 million in 2012.

17.	Subsequent Events

Subsequent to December 31, 2011, 25,000 stock options were exercised for proceeds to the Company of $263,500 and 20,000 five year stock options were granted to employees at a price of $28.80. The options vest after twelve months of service.

18.	IFRS

As stated in note 2, these consolidated financial statements are prepared in accordance with IFRS. IFRS 1 sets forth guidance for the initial adoption of IFRS.  Under IFRS 1 the standards are applied retrospectively at the transitional balance sheet date with all adjustments to assets and liabilities taken to deficit, unless certain optional exemptions and mandatory exceptions are applied.

The Company has elected to apply the following optional exemptions in its preparation of an opening IFRS statement of financial position as at January 1, 2010, the Company’s “Transition Date”.

• To apply IFRS 2 Share based Payments only to equity instruments that were issued after November 7, 2002 and had not vested by the Transition Date.

• To apply IFRS 3 Business Combinations prospectively from the Transition Date, therefore not restating business combinations that took place prior to the Transition Date.

• To apply the IFRS 1 exemption which provides relief from the application of IFRIC 1, Changes in Existing Decommissioning Restoration and Similar Liabilities and therefore not retrospectively calculating the effect on property, plant and equipment and depreciation of each change that occurred each period prior to the Transition Date.

• To apply the transition provisions of IFRIC 4 Determining whether an Arrangement Contains a Lease, therefore determining if arrangements existing at the Transition Date contain a lease based on the circumstances existing at that date. The Company has no leases.

• To apply IAS 23 Borrowing Costs prospectively from the transition date. IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, production or construction of certain assets.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company’s opening IFRS statement of financial position as at the Transition Date are consistent with those that were made under Canadian GAAP.

a)	Provision for reclamation liabilities (asset retirement obligations and asset retirement costs)

Under Canadian GAAP, the Company was not required to record an asset retirement cost and asset retirement obligation if there was no legal obligation to reclaim a project.

Under IFRS, the Company is required to record an asset retirement cost and asset retirement obligation when: the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions do not include any additional obligations which are expected to arise from future disturbance.

Under IFRS, an obligation to restore certain land and sites for the effect of the Company’s disturbances to such land and sites is measured using the cost of internal resources and a discount rate that reflects the liability’s specific risks, which can be achieved by adjusting either the cash flows or the discount rate.  Under previous Canadian GAAP, this amount is determined by the cost of third party resources and requires the use of a credit-adjusted risk-free rate.  Under IFRS the asset retirement obligations are required to be recalculated at the end of each reporting date, using the current risk free rate, if the estimated future cash flows have been risk adjusted. Management has elected to use the IFRS 1 exemption which provides relief from the application of IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, and prescribes an alternative treatment in determining the adjustment to the corresponding asset and retained earnings at the transition date for changes in the estimate of the liability that occurred before the transition date of IFRS.  The impact on transition to IFRS, resulted in an increase to the asset retirement obligations and asset retirement costs and an increase in the deficit account.  At January 1, 2010, the mineral interests account was increased by $3,458,000 for the asset retirement costs, reclamation liabilities were increased by $2,091,000 and the deficit account was reduced by $1,367,000.  The 2010 accretion expense on reclamation liabilities, charged to the statement of operations, has been reduced by $128,000.

Project	Retirement cost	Retirement obligation	Deficit	Reduction of accretion
($000’s)				December 31, 2010
Red Mountain	3,140	(1,865)	(1,275)	(91)
Grassy Mountain	294	(228)	(66)	(19)
KSM	24	2	(26)	(18)
See (b) below	3,458	(2,091)	(1,367)	(128)

In December 2010, the Company completed an independent update of the reclamation liabilities on the Red Mountain project and as a result the present value of the liabilities was reduced by $1,108,000 under Canadian GAAP and under IFRSs a further amount of $1,368,000 was reduced for both the retirement cost and retirement obligation.

b)	Deferred income tax liabilities

The Company has certain non-monetary assets and liabilities for which the tax reporting currency is different from its functional currency.  Any translation gains or losses on the remeasurement of these items at current exchange rates versus historic exchange rates that give rise to a temporary difference is recorded as a deferred tax asset or liability.  The Company set up a deferred tax liability with a corresponding charge to deficit account in the amount of $279,000 at January 1, 2010 plus subsequent changes thereto.  Under IFRSs all deferred income tax liabilities are considered as non-current irrespective of the classification of the underlying assets and liabilities, or the expected reversal of the temporary difference.

c)      Flow-through shares

Under IFRSs, Flow-through common shares are recognized in equity based on the quoted price of the existing shares on the date of the issue. The difference between the amount recognized in common shares and the amount the investor pays for the shares is recognized as a deferred gain which is reversed into earnings as eligible expenditures are incurred. The deferred tax impact is recorded as eligible expenditures are incurred, provided the Company has the intention to renounce the related tax benefits. The Company has recorded a $3,401,000 adjustment at January 1, 2010 for flow-through shares previously issued between 2003 and 2006 with an increase of the share capital account and an increase of the deficit account.

IFRS 1 Reconciliation from Canadian GAAP to IFRS

Reconciliation of assets, liabilities and equity

(Expressed in thousands of Canadian dollars)	As at January 1, 2010			As at December 31, 2010
	Canadian	Effect of		Canadian	Effect of
	GAAP	transition	IFRS	GAAP	transition	IFRS
Assets
Current assets	10,550	-	10,550	35,816	-	35,816
Long-term guaranteed investment	-	-	-	11,000	-	11,000
Convertible debenture	-	-	-	1,078	-	1,078
Mineral interests (a)	91,214	3,458	94,672	128,640	2,090	130,730
Reclamation deposits	1,552	-	1,552	1,550	-	1,550
Property and equipment	85	-	85	48	-	48
	103,401	3,458	106,859	178,132	2,090	180,222
Liabilities and Shareholders’ Equity
Current liabilities	1,410	-	1,410	3,769	-	3,769
Income taxes payable	137	-	137	78	-	78
Deferred income tax liabilities (b)	-	279	279	-	624	624
Provision for reclamation liabilities (a)	2,256	2,091	4,347	1,343	595	1,938
Total liabilities	3,803	2,370	6,173	5,190	1,219	6,409
Shareholders' equity	99,598	1,088	100,686	172,942	871	173,813
	103,401	3,458	106,859	178,132	2,090	180,222

IFRS 1 Reconciliation from Canadian GAAP to IFRS

Reconciliation of consolidated statements of operations and comprehensive income

		Year ended
(Expressed in thousands of Canadian dollars)	Note	December 31, 2010
		Canadian	Effect of
		GAAP	transition	IFRS
Corporate and administrative expenses	12	(5,780)	-	(5,780)
Accretion on reclamation liabilities		(195)	128	(67)
Gain on sale of Noche Buena		10,180	-	10,180
Interest income		440	-	440
Unrealized gain on convertible debenture		486	-	486
Foreign exchange gains		1,160	-	1,160
Income before income taxes		6,291	128	6,419
Income tax expense		(2,751)	(345)	(3,096)
Net profit for the year		3,540	(217)	3,323
Other comprehensive gain (loss), net of
income taxes:
Unrecognized gain on financial assets		674	-	674
Comprehensive income for the year		4,214	(217)	3,997

IFRS 1 Reconciliation from Canadian GAAP to IFRS

Reconciliation of equity

					Other
	Share	Stock	Contributed		comprehensive	Total
(Expressed in thousands of Canadian dollars)	capital	options	surplus	Deficit	income	equity
Previously reported under Canadian GAAP - As
at December 31, 2009	114,027	7,012	126	(21,740)	173	99,598
IFRS transition adjustments:						-
Deferred income tax liability (b)	-	-	-	(279)	-	(279)
Provision for reclamation liabilities (a)	-	-	-	1,367	-	1,367
Flow-through shares (c)	3,401	-	-	(3,401)	-	-
As at January 1, 2010	117,428	7,012	126	(24,053)	173	100,686

					Other
	Share	Stock	Contributed		comprehensive	Total
	capital	options	surplus	Deficit	income	equity
Previously reported under Canadian GAAP - As
at December 31, 2010	184,984	5,028	283	(18,200)	847	172,942
IFRS transition adjustments:
Deferred income tax liability (b)	-	-	-	(624)	-	(624)
Provision for reclamation liabilities (a)	-	-	-	1,495	-	1,495
Flow-through shares (c)	3,401	-	-	(3,401)	-	-
As at December 31, 2010	188,385	5,028	283	(20,730)	847	173,813